UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001- 41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Intchains Group Limited Announces Closing of Registered Direct Offering of its ADSs and Warrants

Intchains Group Limited (Nasdaq: ICG) (“we,” “us” or the “Company”), a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications, today announced the closing of its US$1.0 million registered direct offering.

On March 27, 2025, we closed the previously announced US$1.0 million registered direct offering for the purchase and sale of 361,011 American Depositary Shares (“ADSs”), each representing two of our Class A ordinary shares (the “Class A Ordinary Shares”), at a purchase price of US$2.77 per ADS, and warrants to purchase up to an aggregate of 361,011 ADSs at US$2.77 per ADS, which is equal to the offering price per ADS (the “Warrants”).

We received gross proceeds of US$1.0 million from the issuance and sale of the ADSs and Warrants, before deducting the placement agent fees and other offering expenses payable by the Company. We intend to use the net proceeds primarily for upgrading our offerings of altcoin mining machines, with the remaining proceeds allocated to working capital and other general corporate purposes that support our long-term goals.

In addition, pursuant to the securities purchase agreement (the “Purchase Agreement”) that we entered into with the investor (the “Institutional Investor”) on March 25, 2025, the Institutional Investor may purchase up to an additional US$1.0 million of additional ADSs at the applicable per ADS purchase price determined pursuant to the terms of the Purchase Agreement or at a price mutually agreed to by the parties. The Institutional Investor may exercise this option in whole or in part at any time until 60 days from March 27, 2025, provided that the Institutional Investor may exercise this option only once during such period.

“We are deeply grateful for the Institutional Investor’s recognition of the Company’s long-term value, which has significantly strengthened our confidence in the development of the altcoin sector.” said Qiang Ding, our CEO, “In 2024, we delivered favorable operational results amid the growth in the broader cryptocurrency industry. The launch of our AE BOX series mining machines in February 2025 is expected to position us for a strong first half of 2025. We are confident that our healthy growth will deliver long-term returns to our shareholders, and we look forward to continued recognition of the Company’s investment value in the market.”

The Benchmark Company, LLC acted as the exclusive placement agent in connection with this offering.

The ADSs and the Warrants were offered under the Company’s registration statement on Form F-3 (File No. 333-279865), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2024, and declared effective on August 5, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the Commission on March 26, 2025.

The foregoing description of the Purchase Agreement and the Warrants are qualified in their entirety by reference to the full texts of the Form of Purchase Agreement and the Form of Warrants, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K, respectively, and are incorporated herein by reference. A copy of the engagement letter dated December 21, 2024 between The Benchmark Company, LLC and Intchains Group Limited is furnished as Exhibit 10.3 hereto and is incorporated by reference herein.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (ix) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. Any forward-looking statement made by us in this press release is per information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement

10.2	Form of Warrants

10.3	Engagement Letter dated December 21, 2024 between The Benchmark Company, LLC and Intchains Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: March 27, 2025	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer